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                                                                     EXHIBIT 11

                STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
                     PER ITEM 601(B)(11) OF REGULATION S-K
                                  (UNAUDITED)

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                                                                   SIX MONTHS
                                                   YEAR ENDED         ENDED
                                                DECEMBER 31, 1995 JUNE 30, 1996
                                                ----------------- -------------
Pro forma Common Stock outstanding(1).........       9,600,000      9,600,000
Common Stock equivalents for options to be
 granted(2)...................................         550,000        550,000
                                                   -----------     ----------
Shares used in computing pro forma net income
 (loss) per share.............................      10,150,000     10,150,000
                                                   ===========     ==========
Pro forma net income (loss)...................     $(6,972,041)    $  784,769
                                                   ===========     ==========
Pro forma net income (loss) per common share..     $      (.69)    $      .08
                                                   ===========     ==========
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(1) Common Stock outstanding as of the beginning of the period reflects the exchange of obligations of and interests in the Partnership for an aggregate of 9,600,000 shares of Common Stock of the Company in the Exchange.
(2) Options to acquire Common Stock at prices below the expected public offering price issued within 12 months of the effective date of the Offering have been included as Common Stock equivalents as if they had been issued as Common Stock as of January 1, 1995.